Exhibit 99.1

Americans: You Can Buy A Singapore Property Through Ohmyhome Now

Here’s How Americans Have an Edge in One of Asia’s Hottest Property Markets

Americans save $600,000 in tax for every million dollar of purchase

SINGAPORE, July 10, 2023 (GLOBE NEWSWIRE) — Ohmyhome Limited (“Ohmyhome” or the Company) (NASDAQ: OMH), today announces it provides one-stop services catered to Americans including property purchase and rental, office sourcing, relocation, renovation and more in light of the increasing interest coming from American investors into Singapore and its property market.

Singapore ranks as one of the world’s most expensive real estate markets, often on par with New York City. It is fiercely competitive for foreign purchasers, but one group of investors stand out with a distinct advantage - Americans. For a US$1m residential property in Singapore, a foreign citizen buyer would have to pay a whopping US$624,600 in property taxes alone (on top of the property purchase price), while an American only pays US$24,600, treated the same as a first time Singaporean buyer, hence enjoying a significant savings in tax of US$600,000 compared to other foreigners.

As the demand for property in Singapore continues to remain resilient despite uncertain economic conditions, US citizens enjoy a unique edge over other foreign property investors: They do not have to pay the Additional Buyer’s Stamp Duty for the purchase of their 1st residential property under the Singapore-US Free Trade Agreement (FTA). Citizens of Iceland, Liechtenstein, Norway, and Switzerland are also accorded the same stamp duty treatment as Americans.

Why is Singapore Real Estate Worth Investing in?

Stable Economic Environment

As an Asian financial center, Singapore has a stable economic environment, political system, relaxed entrepreneurial environment and friendly fiscal and taxation policies. Its strategic location within Southeast Asia also offers access to a dynamic and rapidly growing region, providing opportunities for businesses to tap into a vast consumer base among ASEAN countries. These all provide investors with relatively low risk and good return opportunities.

High-Quality Living Environment

Singapore ranks top 10 in the world for its safety and low tolerance to drugs, making it a great place to raise children. It has excellent infrastructure, good security, high-quality education and medical services, and rich cultural experience. It has also been ranked the safest country in the world for international travel by The Swiftest.

Singapore has also been ranked 1st in cities with excellent urban mobility by Urban Mobility Readiness Index 2022, with great access to public transport and low congestions due to effective mobility planning.

Singapore also have world-class healthcare system in the world with state-of-the-art medical facilities that are readily accessible and include public, private and community hospitals and national specialty centers, making Singapore a great destination for medical tourism in Asia.

Top-Notch Education

In the latest 2024 QS World University Rankings, the National University of Singapore ranks 8th globally, maintaining its position as the number one institution of higher education in Asia. The Nanyang Technological University (NTU) of Singapore is also ranked higher than the prestigious Johns Hopkins University in the US.

Several primary and secondary schools have also gained recognition globally for their academic excellence, and have a strong record of sending graduates to renowned universities, including Ivy League institutions,. There is also a wide array of international schools offering different curriculums such as Australian International School, Canadian International School, Anglo-Chinese School (Independent) and more.

Strong Real Estate Market

Singapore’s real estate market is renowned globally. The high transparency of the real estate market, low housing bubble index, steady inflow of global talents and businesses, high-quality construction and good property management all factor into the investment potential of Singapore properties.

Types of Stamp Duties When Buying a Property in Singapore

There are two types of stamp duties when you buy a home in Singapore: the Buyer’s Stamp Duty (BSD) and Additional Buyers’ Stamp Duty (ABSD).

Buyers’ Stamp Duty (BSD)

Everyone has to pay this when buying a property in Singapore, regardless of nationality and status. Stamp duty is calculated on different tiers of house prices which amounts to $24,600 for a $1,000,000 residential property The table is as follows:

	BSD Rates for	BSD Rates for non-
Amount	residential properties	residential properties
First $180,000	1%	1%
Next $180,000	2%	2%
Next $640,000	3%	3%
Next $500,000	4%	4%
Next $1,500,000	5%	5%
Amount exceeding $3,000,000	6%	5%

If the document is signed in Singapore, the BSD must be paid for within 14 days of:

●	Exercising the Option To Purchase (OTP); or
●	Signing of the Sales & Purchase agreement if there is no OTP; or
●	The date of transfer, if both OTP and Sales & Purchase agreement are not available.

Additional Buyers Stamp Duty (ABSD)

This is the tax that Americans don’t have to pay. Singapore’s ABSD is calculated based on the property’s valuation or selling price, whichever is higher, and must be paid on top of the BSD. This ABSD amounts to US$600,000 for a US$1m property. However, American citizens are exempt from paying the ABSD for their first property purchase.

Here are the ABSD rates:

			Buying 3rd and
	Buying 1st	Buying 2nd	Subsequent
	Residential	Residential	Residential
Citizen	Property	Property	Property
Singapore Citizen (SC), US Citizen	0%	20%	30%
Singapore Permanent Resident (SPR)	5%	30%	35%
Foreigners buying any residential properties	60%	60%	60%
Entities buying any residential properties	65%	65%	65%

If you think Singapore could be your next investment destination you can drop us a message on WhatsApp to learn more. You can also book an appointment with our property agents via this form or keep in touch for our upcoming property shows in America.

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Disclaimer

Ohmyhome and its affiliates do not provide tax, legal or accounting advice. This press release has been prepared for informational purposes only, and is not intended to provide, and should not be relied on for, tax, legal or accounting advice. You should consult your own tax, legal and accounting advisors before engaging in any transaction.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services for buying, selling, renting, and renovating homes. Since its launch in 2016, Ohmyhome has transacted over 13,100 properties. It is also the highest rated property transaction platform with more than 8,000 genuine reviews with an average rating of 4.9 out of 5 stars.

Today, Ohmyhome is the first Singaporean company listed in the US in 2023 and the first women-only founded proptech company listed in the US.

Ohmyhome is dedicated to bringing speed, ease, and reliability to the property-related services, and to become the most trusted and comprehensive property solution for everyone.

For more information

Investor Contact:

Skyline Corporate Communications Group, LLC

Scott Powell, President

One Rockefeller Plaza, 10th Floor

New York, NY 10020 USA

Office: (646) 893-5835 x2

Email: info@skylineccg.com

Visit the Investor Relation website: ir.ohmyhome.com